Exhibit 99.1

Amira Nature Foods Ltd Announces Results for the Six Months Ended September 30, 2017

DUBAI, United Arab Emirates – November 29, 2017 – Amira Nature Foods Ltd (the “Company;” or “Amira” NYSE: ANFI), a leading global provider of branded, packaged Indian specialty rice, today reported financial results for the six months ended September 30, 2017.

Six Months Ended September 30, 2017:

•	Revenue of $228.9 million

•	Adjusted EBITDA of $31.3 million

•	Adjusted EBITDA margin of 13.7%

•	Profit after tax of $11.5 million

•	Adjusted profits after tax of $11.9 million

•	Earnings per share (“EPS”) of $0.29

•	Adjusted earnings per share (“Adjusted EPS”) was $0.30

•	Net debt to last twelve months Adjusted EBITDA of 3.0x

Varun Sethi, Amira’s Chief Financial Officer stated, “Our business performance improved during the half year ended September 30, 2017 backed by an improved pricing environment, indicating continued upwards movement from the inflection point reached in the previous year. This is reflected in the increase in revenue, the improved margins and our healthy balance sheet for the six months ended September 30, 2017 compared to the same period in the prior year, and also in the improved margins and our healthy balance sheet. We certainly have a solid great platform for growth, benefiting from driven by dual pillars of attractive industry dynamics and backed by our global management teams deeply entrenched positions in our core geographies. The resilience in the business model is sufficiently evidenced by in the results achieved for this period.”

Six Months Ended September 30, 2017 Results

Revenue increased $18.0 million, or 8.5%, to $228.9 million in the six months ended September 30, 2017 from $210.9 million in the six months ended September 30, 2016. The revenue increase was primarily due to improved sales realization both in India and internationally, demonstrating the pricing power of the industry.

During the six months ended September 30, 2017, revenue from international sales contributed 58.4% of total sales, and revenue from Indian sales contributed 41.6% of total sales. During the six month period ended September 30, 2016, revenue from international sales contributed 57.8% of total sales, and revenue from Indian sales contributed 42.2% of total sales. During the six months ended September 30, 2017, our revenue from Indian sales increased by $6.2 million or 6.9% to $95.2 million from $89.0 million in the same period of 2016. Our sales in India increased by approximately 2.9% during the six months ended September 30, 2017 as compared to the same period in 2016, when measured in Indian rupees. Translation of our revenues from India, to USD also positively impacted the reported revenues. The Company’s International sales increased by $11.8 million or 9.7% to $133.7 million from $121.9 million for the same period in 2016.

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During the six months ended September 30, 2017, adjusted EBITDA increased $3.9 million to $31.3 million from $27.4 million in the prior six months period. Adjusted EBITDA margin was 13.7% for the six months ended September 30, 2017, approximately 60 basis points higher than the prior year period, primarily due to improved price realization. Profit after tax was $11.5 million for the period, compared to $10.0 million for the prior year period. Adjusted profit after tax was $11.9 million for period, compared to $12.2 million for the prior year period. EPS was $0.29 per share for the period compared to $0.27 for the prior year period. Adjusted EPS was $0.30 for the period compared to $0.34 for the prior year period. A reconciliation of adjusted EBITDA, adjusted EBITDA margin, adjusted profit after tax and adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

For the trailing twelve months ended September 30, 2017, the Company generated revenue of $569.8 million, adjusted EBITDA of $74.4 million and adjusted EPS of $0.30 compared to revenue of $342.0 million, adjusted EBITDA of $41.9 million and adjusted EPS of $0.38 per share for the twelve month period ended June 30, 2012 which preceded its initial public offering.

Balance Sheet and Cash Flow Highlights

As of September 30, 2017, the Company had cash and cash equivalents of $5.1 million (not including $2.9 million of short term investments, deposits which are available on demand) and adjusted net working capital was $531.5 million. Total debt was $230.7 million as of September 30, 2017, compared to $224.4 million at March 31, 2017 and net debt to LTM adjusted EBITDA was 3.0x. As of September 30, 2017, inventories were $306.4 million, compared to $273.1 million, trade receivables were $191.6 million compared to $20.9.7 million and trade payables were $7.9 million compared to $13.0 million at March 31, 2017, respectively. Reconciliations of adjusted net working capital to the IFRS measures of working capital and total current and non-current debt, and LTM adjusted EBITDA respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global provider of branded packaged specialty rice, including Basmati and other food products, with sales across five continents around the world. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in the geographically indicated region of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.”

For more information, please visit www.amira.net.

Safe Harbor for Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

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-	our goals and strategies;
-	our operations and expansion plans;
-	our future business development, results of operations, financial condition and financial statements;
-	our ability to protect our intellectual property rights;
-	projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;
-	our ability to maintain strong relationships with our customers and suppliers;
-	governmental policies regarding our industry; and
-	the impact of legal proceedings.

You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in Amira’s Annual Reports found on the SEC’s website located at www.sec.gov. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

For Investor Inquiries:

Amira Nature Foods Ltd

Varun Sethi,
Chief Financial Officer
Varun.Sethi@theamiragroup.com

Amy Greene
Amy.Greene@theamiragroup.com

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

(Amounts in USD)

	As at September 30, 2017 (Unaudited)	As at March 31, 2017 (Audited)
ASSETS
Non-current
Property, plant and equipment	$17,868,289	$18,674,113
Goodwill	1,512,058	1,386,322
Other intangible assets	1,468,158	1,419,363
Other long-term financial assets	218,369	152,814
Total non-current assets	$21,066,874	$21,632,612

Current
Inventories (Note 8)	$306,841,721	$273,063,839
Trade receivables	191,552,088	209,673,239
Derivative financial assets	-	-
Other financial assets	4,115,443	5,467,164
Prepayments (Note 9)	60,620,604	47,272,153
Other current assets	693,463	664,553
Cash and cash equivalents	5,151,300	16,831,655
Total current assets	$568,974,619	$552,972,603
Total assets	$590,041,493	$574,605,215

EQUITY AND LIABILITIES
Equity
Share capital	$13,609	$11,952
Share premium	111,585,500	102,788,560
Other reserves	(9,122,790)	(7,741,969)
Retained earnings	179,244,727	167,424,244
Equity attributable to shareholders of the Company	$281,721,046	$262,482,787
Equity attributable to non-controlling interest	40,159,641	40,741,634
Total equity	$321,880,687	$303,224,421

Liabilities
Non-current liabilities
Defined benefit obligations	$337,556	$283,944
Debt	12,351	48,743
Deferred tax liabilities (Net)	4,787,887	4,491,272
Total non-current liabilities	$5,137,794	$4,823,959

Current liabilities
Trade payables	$7,894,454	$13,004,865
Debt (Note 10)	230,654,710	224,391,280
Current tax liabilities (net)	16,929,802	15,799,116
Derivative financial liabilities	-	-
Other financial liabilities	5,940,112	12,259,830
Other current liabilities	1,603,934	1,101,744
Total current liabilities	$263,023,012	$266,556,835
Total liabilities	$268,160,806	$271,380,794
Total equity and liabilities	$590,041,493	$574,605,215
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Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

(Amounts in USD)

	Six months ended
	September 30, 2017 (Unaudited)	September 30, 2016 (Unaudited)
Revenue	$228,929,636	$210,924,684
Other income	19,110	19,682
Cost of material	(225,261,357)	(182,978,800)
Change in inventory of finished goods	36,960,197	12,774,137
Employee benefit expenses	(3,303,120)	(4,561,672)
Depreciation and amortization	(830,838)	(936,271)
Freight, forwarding and handling expenses	(907,591)	(1,396,839)
Other expenses	(6,232,506)	(8,395,427)
	$29,373,531	$25,449,494
Finance costs	(16,994,815)	(13,997,437)
Finance income	28,695	147,607
Other gains and (losses)	673,677	(1,130,954)
Profit before tax for the period	$13,081,088	$10,468,710
Income tax expense	(1,558,311)	(434,324)

Profit after tax for the period	$11,522,777	$10,034,386
Profit after tax attributable to:
Shareholders of the Company	$9,250,902	$7,787,664
Non-controlling interest	$2,271,875	$2,246,722

Earnings per share
Basic earnings per share	$0.29	$0.27
Diluted earnings per share	$0.29	$0.27

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

(Amounts in USD)

	Six months ended
	September 30, 2017 (Unaudited)	September 30, 2016 (Unaudited)
Profit after tax for the period	$11,522,777	$10,034,386
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	37,269	31,991
Reclassification to profit or loss	-	-
Income tax	(12,898)	(11,071)
	$24,371	$20,920
Cash flow hedging reserve:
Current period gain/(loss)	-	-
Reclassification to profit or loss	-	-
Income tax	-	-
	$-	$-

Currency translation reserve	(1,623,571)	(666,761)

Other comprehensive income/(loss) for the period, net of tax	$(1,599,200)	$(645,841)
Total comprehensive income for the period	$9,923,577	$9,388,545

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$8,048,895	$7,266,728
Non-controlling interest	$1,874,682	$2,121,817

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity (unaudited)

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based Compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to shareholders of the Company	Equity attributable to non - controlling interest	Total equity
Balance as at April 1, 2016 (Audited)	$9,301	85,114,755	5,887,470	(9,728)	(26,489,384)	-	9,398,927	142,297,177	$216,208,518	33,513,248	$249,721,766
Issue of shares (Note 5)	503	3,688,780	(3,689,283)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)	-	-	3,647,994	-	-	-	-	-	$3,647,994	-	$3,647,994
Transactions with Owner - Loan repayment (Note 4.1)	417	2,999,583	-	-	-	-	-	-	3,000,000	-	3,000,000
Profit after tax for the period	-	-	-	-	-	-	-	7,787,664	$7,787,664	2,246,722	$10,034,386
Other comprehensive income /(loss) for the period	-	-	-	16,873	(537,809)	-	-	-	$(520,936)	(124,905)	$(645,841)
Total comprehensive income/(loss) for the period	$-	$-	$-	$16,873	$(537,809)	$-	$-	$7,787,664	$7,266,728	$2,121,817	$9,388,545
Balance as at September 30, 2016 (Unaudited)	$10,221	$91,803,118	$5,846,181	$7,145	$(27,027,193)	$-	$9,398,927	$150,084,840	$230,123,240	$35,635,065	$265,758,305

Balance as at April 1, 2017 (Audited)	$11,952	102,788,560	5,973,642	14,129	(23,128,667)	-	9,398,927	167,424,244	262,482,787	40,741,634	303,224,421
Issue of shares (Note 5)	1,657	8,796,940	(8,798,597)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)			8,732,689	-	-	-	-	-	$8,732,689	-	$8,732,689
Transactions with Owner - Loan repayment (Note 4.1)				-	-	-	-	-
Reclassification of Non-controlling interest (refer MD&A- “Corporate Structure”)								2,569,581	2,569,581	(2,569,581)	-
Profit after tax for the period				-	-	-	-	9,250,902	$9,250,902	2,271,875	$11,522,777
Other comprehensive income /(loss) for the period				20,039	(1,334,952)	-	-	-	$(1,314,913)	(284,287)	$(1,599,200)
Total comprehensive income/(loss) for the period	$-	$-	$-	$20,039	$(1,334,952)	$-	$-	$11,820,483	$10,505,570	$(581,993)	$9,923,577
Balance as at September 30, 2017 (Unaudited)	$13,609	$111,585,500	$5,907,734	$34,168	$(24,463,619)	$-	$9,398,927	$179,244,727	$281,721,046	$40,159,641	$321,880,687

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

(Amounts in USD)

	Six months ended
	September 30, 2017 (Unaudited)	September 30, 2016 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$13,081,088	$10,468,710
Adjustments for non-cash items	10,146,516	7,310,918
Adjustments for non-operating incomes and expenses	16,962,599	13,850,920
Changes in operating assets and liabilities	(43,074,971)	(19,721,565)
	$(2,884,768)	$11,908,983
Income taxes paid	(2,273)	(3,748,261)
Net cash used in operating activities	$(2,887,041)	$8,160,722

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(430,436)	$(196,721)
Purchase of intangible assets	-	-
Advance for property, plant and equipment	-	-
Proceeds from sale of property, plant and equipment	19,279	2,218
Net cash outflow on acquisition of subsidiaries	-	-
Proceeds from term deposits	-	(15,702,045)
Investments in term deposits	1,241,394	16,572,440
Purchase of short term investments	-	-
Interest income	75,776	225,352
Net cash generated from investing activities	$906,013	$901,244

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayment of)/ proceeds from short term debt	5,800,846	(2,940,756)
Proceeds from long term debt	-	-
Repayment of long term debt	(37,865)	(405,490)
Interest paid	(14,920,436)	(14,095,694)
Net cash used in financing activities	$(9,157,455)	$(17,441,940)

(D) Effect of change in exchange rate on cash and cash equivalents	(541,872)	3,741,018
Net decrease in cash and cash equivalents (A+B+C+D)	$(11,680,355)	$(4,638,956)
Cash and cash equivalents at the beginning of the period	16,831,655	17,412,501
Cash and cash equivalents at the end of the period	$5,151,300	$12,773,545

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define:

(1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization;

(2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for the six months ended September 30, 2017 and 2016, respectively, other one-time legal & professional charges for the six months ended September 30, 2017 and 2016;

(3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for the six months ended September 30, 2017 and 2016, respectively, and other one-time legal and professional charges for the six months ended September 30, 2017 and 2016;

(4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; during the applicable period;

(5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and

(6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, one time legal and professional charges for defending class action suits, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect income taxes or the cash requirements for any tax payments;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements; and
•	other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

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In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Six months ended
	September 30, 2017	September 30, 2016

Profit after tax (PAT)	$11,522,777	$10,034,386
Add: Income tax expense	1,558,311	434,324
Add: Finance costs (net of finance income)	16,966,120	13,849,830
Add: Depreciation and amortization	830,838	936,271
EBITDA	$30,878,046	$25,254,811
Add: Non-cash expenses for share-based compensation	230,000	1,184,784
Add: One-time legal & professional charges	188,199	1,006,713
Adjusted EBITDA	$31,296,245	$27,446,308

2.	Reconciliation of profit after tax to adjusted profit after tax:

	Six months ended
	September 30, 2017	September 30, 2016

Profit after tax (PAT)	$11,522,777	$10,034,386
Add: Non-cash expenses for share-based compensation	230,000	1,184,784
Add: One-time legal & professional charges	188,199	1,006,713
Adjusted profit after tax	$11,940,976	$12,225,883

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Six months ended
		September 30, 2017	September 30, 2016

Profit after tax (PAT)		$11,522,777	$10,034,386
Profit attributable to Shareholders of the Company	(A)	$9,250,902	$7,787,664
Weighted average number of shares (for basic earnings per share)	(B)	32,402,272	29,217,092
Dilutive impact of share options as converted in equivalent number of shares	(C)	-	-
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + C)	32,402,272	29,217,092
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.29	$0.27
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.29	$0.27

Shares issuable under share exchange agreement for non-controlling interest	(E)	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest	(F) = (D) + (E)	39,407,706	36,222,526
Profit after tax (PAT)		$11,522,777	$10,034,386
Add: Non-cash expenses for share-based compensation		$230,000	$1,184,784
Add: One-time legal & professional charges		188,199	1,006,713
Adjusted profit after tax	(G)	$11,940,976	$12,225,883

Adjusted earnings per share	(G) ÷ (F)	$0.30	$0.34

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4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at September 30, 2017	As at March 31, 2017
	(Amount in $)
Current assets:
Inventories	306,841,721	273,063,839
Trade receivables	191,552,088	209,673,239
Derivative financial assets	-	-
Other financial assets	4,115,443	5,467,164
Prepayments	60,620,604	47,272,153
Other current assets	693,463	664,553
Cash and cash equivalents	5,151,300	16,831,655
Total current assets	568,974,619	552,972,603

Current liabilities:
Trade payables	7,894,454	13,004,865
Debt	230,654,710	224,391,280
Current tax liabilities (net)	16,929,802	15,799,116
Derivative financial liabilities	-	-
Other financial liabilities	5,940,112	12,259,830
Other current liabilities	1,603,934	1,101,744
Total current liabilities	263,023,012	266,556,835

Working Capital (Total current assets minus Total current liabilities)	305,951,607	286,415,768
Less: Cash and cash equivalents	5,151,300	16,831,655
Add: Current debt	230,654,710	224,391,280
Adjusted net working capital	531,455,017	493,975,393

5.	Reconciliation of total current and non-current debt to net debt:

	As at September 30, 2017	As at March 31, 2017
	(Amount in $)
Current debt	230,654,710	224,391,280
Non-current debt	12,351	48,743
Total current and non-current debt as per IFRS	230,667,061	224,440,023
Less: Cash and cash equivalents	5,151,300	16,831,655
Net debt	225,515,761	207,608,368

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